FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F    X            Form 40-F
                    -----                     -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                  No    X
              -----               -----

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

         Contents:
               1.   Updates respecting Risk Factors and 10b5-1 Plan
               2.   Press Release dated August 15, 2005
               3.   Press Release dated July 7, 2005

      This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526
and No. 333-79005).

The following is intended to update our risk factors as disclosed in our 2004 Annual Report on Form 20-F and as previously updated in our Form 6-K reports furnished to the Securities and Exchange Commission. The second, third and fourth paragraphs provide an update to the previous disclosure. After the risk factors update, we are disclosing a 10b5-1 plan of a director.

RISK FACTORS

For a discussion of our risk factors, see "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our 2004 Form 20-F.

As reported in our 2004 annual report on Form 20-F, in March 2005 we received a letter from a third party (AtGames Holdings Ltd., or AtGames) challenging the exclusivity of our manufacturing, vendor and distributor agreement with Sega Toys, which was represented to give us exclusive rights to the Play TV Sega Genesis games in the United States and certain other countries. Subsequently, we have worked closely with Sega Toys and Sega Corporation in an attempt to clarify our rights. We continue to believe that we have a strong position on the merits of the dispute as well as certain rights to indemnification from Sega Toys. Sega Corporation has advised us in writing that its position is that Sega has not granted AtGames any right to license Sega's Genesis/Mega Drive game titles for incorporation in TV game pads intended for worldwide markets. AtGames contends otherwise. Sega and AtGames have submitted their dispute to arbitration, and the arbitration hearing is currently scheduled to begin in November 2005. Sega further stated its understanding that under the agreement between Radica and Sega Toys, Sega Toys has granted Radica the exclusive right to sell Play TV products incorporating selected Sega Genesis game titles in the United States and certain other territories under a license granted by Sega to Sega Toys.

On June 13, 2005, AtGames filed a complaint against Radica Games Limited and our subsidiary Radica (Macao Commercial Offshore) Limited, or Radica Macao, in the California Superior Court, County of Los Angeles, alleging intentional interference with contract and unfair competition. The complaint seeks substantial compensatory damages, punitive damages, declaratory relief and injunctive relief. The Radica parties consider this suit to be without merit and intend to defend against it vigorously. As part of this defense, the Radica parties have removed the case to the Federal District Court, Central District of California, and have filed a motion to stay pending the outcome of the arbitration discussed above between Sega and AtGames, and a special motion to strike.

Previously, Radica Macao had filed suit in the California Superior Court, Los Angeles County, West District, against the attorneys representing AtGames. The Radica Macao complaint alleged misappropriation of trade secrets, conversion and unfair business practices. This suit has recently been settled on terms satisfactory to Radica Macao which are designed to protect its proprietary information.

In addition, and supplemental to two prior indemnification demands, the Radica parties have made formal demand on Sega Toys for indemnification respecting the action filed by AtGames.

We are presently unable to predict the outcome of the foregoing dispute. We intend to vigorously defend our rights, and continue to believe in the strength of our position with respect to exclusive rights in the United States and certain other territories concerning Play TV Sega Genesis games. Nevertheless, as we stated in our 2004 Form 20-F, this situation illustrates that in certain cases we may face additional unanticipated competition from another party who also has rights, or who asserts that it has rights, in the intellectual property that we are using or intending to use, and this may have a material adverse effect on the sales and profitability of the products concerned. We may also incur substantial costs and management time in defending, or attempting to defend, our rights.

10B5-1 PLAN

Jon Bengtson, the Chairman of the Board of Radica Games, entered into a Rule 10b5-1 preset diversification program on July 6, 2005.

Rule 10b5-1 of the Securities Exchange Act of 1934 allows officers and directors to adopt written plans for trading the Company's securities in a non-discretionary, pre-scheduled manner in order to avoid concerns about initiating stock transactions when the insider may be aware of non-public information.

During the term of the trading plan, acting on behalf of a family trust, Mr. Bengtson intends to sell up to 100,000 shares, and the trading plan will terminate when such shares are sold, or in any event by June 30, 2006.

SIGNATURE
---------


Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            RADICA GAMES LIMITED




Date:       August 16, 2005                  /s/ Craig D. Storey
      ----------------------------          -------------------------------
                                            Craig D. Storey
                                            Chief Accounting Officer

                              RADICA GAMES LIMITED
                         REPORTS SECOND QUARTER RESULTS

FOR IMMEDIATE RELEASE                       CONTACT:  PATRICK S. FEELY
AUGUST 15, 2005                                       CHIEF EXECUTIVE OFFICER
                                                      (LOS ANGELES, CALIFORNIA)
                                                      (626) 744 1150

                                                      DAVID C.W. HOWELL
                                                      PRESIDENT ASIA OPERATIONS
                                                      & CFO
                                                      (HONG KONG)
                                                      (852) 2688 4201


HIGHLIGHTS:

     o Q2 sales grew by 66% due mainly to continued demand for our 20Q branded products as well as increases in all other product lines except Gamester, our video game accessory line.
     o The Company took a non cash, impairment charge of $6 million against the remaining Gamester goodwill.
     o Q2 diluted EPS was $0.13 per share before the impairment charge and ($0.18) per share after the impairment charge compared to $0.01 per share for Q2 2004.

(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today its results for the second quarter ended June 30, 2005. The Company reported a net loss for the quarter of ($3.4) million or ($0.18) per diluted share compared to a net profit of $0.2 million or $0.01 per diluted share in the second quarter of 2004. Net loss for the six-month period ended June 30, 2005 was ($2.9) million or ($0.16) per diluted share compared to ($0.9) million or ($0.05) per diluted share for the same period in 2004.

During the second quarter the Company recorded a non cash charge of $6.0 million for the impairment of the remaining goodwill associated with its video game accessories ("VGA") product line, Gamester. This is due to the decline of the VGA business that accelerated during the recent quarter because of the platform transitions currently taking place in the industry. As a result, the future return to operating profit levels sufficient to justify continuing the carrying value of the Gamester goodwill is uncertain. Accordingly, the charge was taken at this time. Excluding this non-cash charge, net profits would have been $2.6 million or 13 cents per diluted share.

Sales for the quarter increased by 66% to $31.1 million from $18.8 million for the same period in 2004 due mainly to the continued success of our 20Q product line but also due to increases in all product lines except video game accessories. Compared to the sales for the same period in 2004, branded sales grew by 73% with U.S. branded sales increasing by 47%, European sales increasing by 174% and Other International sales increasing by 106%. Sales for the year to date increased 73% to $53.6 million as compared to $30.9 million for the same period in 2004. Branded sales were up by 84% for the six-month period. Gross profit for the quarter increased by 54% from $6.2 million to $9.5 million.

Pat Feely, Radica's CEO said, "Operationally this was the strongest second quarter at Radica in 7 years. Our strategy of focusing on electronic entertainment products has hit the sweet spot of the industry. With products like 20Q, World Poker Tour and Cube World, Radica is leading the thriving market for electronic games and gadgets targeted at casual adult gamers. It is not only an exciting market segment for today's market but also one that we believe has strong growth potential for the future."

"Unfortunately, the softness this quarter in the video game accessory business due to the on-going platform transitions caused us to take further non-cash goodwill impairment charges. We still believe in the viability of our VGA business and are hopeful this product line will again achieve acceptable profitability levels in future years. However, due to the decline of VGA orders we experienced during the quarter and anticipate for both the remainder of the year and the near term, it was necessary to perform an impairment test during the quarter which resulted in recording a charge to fully impair the carrying value of goodwill.

"The outlook for the remainder of the year continues to be solid despite the softness in VGA sales. Third quarter bookings are looking strong; however, fourth quarter sales are always uncertain since they depend on the strength of retail movement during the fall months which in past years has been quite variable. As a result we continue to be comfortable with current analyst estimates for the full year excluding the impact of the VGA goodwill impairment," said Feely.

The following table shows the detailed revenue comparisons for the quarter:


                              Three months ended June 30,     Six Months ended June 30,
                              ---------------------------     -------------------------
Product Lines                      2005         2004              2005        2004
(US Dollars in thousands)     -----------   -------------     -----------  ------------

Electronic Games                $ 22,990     $ 11,059          $ 40,088      $ 17,571
Youth Electronics                  3,104        2,848             5,550         4,826
Other Electronic Toys                648          565               498           565
Video Game Accessories             1,847        2,016             3,441         4,008
Manufacturing Services             2,542        2,311             4,028         3,954
                              -----------   -------------     -----------  ------------

TOTAL                           $ 31,131     $ 18,799          $ 53,605      $ 30,924
                              ===========   =============     ===========  ============


Gross profit margin for Q2 2005 was 30.4% compared to 32.7% in Q2 2004 and was 33.9% for the year to date compared to 36.5% for the comparable period in 2004. This decrease in our gross margin percentage was due to provisions taken against inventories during the quarter amounting to $1.5 million without which, the gross margin for the quarter would have been 35.1%. Of these provisions, $1.0 million were related to the Video Game Accessories line. With the sales increases, however, gross profit for the quarter after the inventory charges was $3.3 million higher than last year.

Operating expenses increased to $13.4 million for the quarter from $6.5 million in Q2 2004. The increase was due to the impact of the impairment charge for goodwill together with increases in other areas due mainly to the effect of sales related costs which increased due to the increase in sales for the quarter plus an increase of $0.2 million in advertising expenses. For the six months ended June 30, 2005, operating expenses increased $8.8 million from the comparative period in 2004 for similar reasons.

The Chinese Government recently revalued its currency, the Renminbi, by approximately 2.1%. The Company had anticipated this a few months ago and placed Renminbi on deposit such that there should be little or no effect on profitability for 2005.

At June 30, 2005 the Company had $31.0 million of cash and investment securities, and net assets of $86.7 million as compared to $40.1 million and $91.1 million, respectively, at December 31, 2004 and $36.4 million and $86.6 million respectively as of June 30, 2004. There was no debt at June 30, 2005, December 31, 2004 and June 30, 2004. Inventories increased to $39.1 million from $26.8 million at December 31, 2004 and from $26.6 million at June 30, 2004, reflecting the growing demand for our product lines, as well as normal seasonality, when compared to December 31, and the effect of building certain staple items earlier in the year to ease factory peak loading. Receivables decreased to $16.7 million from $18.4 million at December 31, 2004 and increased from $9.1 million at June 30, 2004 reflecting the increased sales and normal seasonality.

On July 7, 2005, the Company declared a third quarter dividend of $0.045 per share, which was paid on July 29, 2005.


         The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission. See "Item 3. Key Information -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada, the U.K. and Macau, and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.



                                    -- END --

                                              RADICA GAMES LIMITED
                                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                  Three months ended June 30,        Six months ended June 30,
(US dollars in thousands,                         ----------------------------    ----------------------------
except per share data)                                2005             2004           2005            2004
                                                  ------------    ------------    ------------    ------------
                                                   (unaudited)     (unaudited)     (unaudited)     (unaudited)
Revenues:
  Net sales                                       $     31,131    $     18,799    $     53,605    $     30,924
  Cost of goods sold
    (exclusive of items shown separately below)        (21,659)        (12,647)        (35,417)        (19,632)
                                                  ------------    ------------    ------------    ------------
  Gross profit                                           9,472           6,152          18,188          11,292
                                                  ------------    ------------    ------------    ------------
Operating expenses:
  Selling, general and administrative expenses          (6,032)         (5,206)        (12,691)        (10,195)
  Research and development                                (892)           (869)         (2,089)         (1,798)
  Depreciation and amortization                           (458)           (429)           (862)           (850)
  Impairment of goodwill                                (6,015)           --            (6,015)           --
                                                  ------------    ------------    ------------    ------------
    Total operating expenses                           (13,397)         (6,504)        (21,657)        (12,843)
                                                  ------------    ------------    ------------    ------------

Operating loss                                          (3,925)           (352)         (3,469)         (1,551)

Net interest and other income                              226             187             445             418

Foreign currency gain (loss), net                           14              72             (11)             44
                                                  ------------    ------------    ------------    ------------

Loss before income taxes                                (3,685)            (93)         (3,035)         (1,089)

Income tax benefit                                         248             264              93             148
                                                  ------------    ------------    ------------    ------------

Net (loss) profit                                 $     (3,437)   $        171    $     (2,942)   $       (941)
                                                  ============    ============    ============    ============

Net (loss) profit per share:

    Basic                                         $      (0.18)   $       0.01    $      (0.16)   $      (0.05)
                                                  ============    ============    ============    ============

    Diluted                                       $      (0.18)   $       0.01    $      (0.16)   $      (0.05)
                                                  ============    ============    ============    ============
  Weighted average number of common and
    common equivalent shares:

    Basic                                           19,005,208      18,620,108      18,932,945      18,595,387
                                                  ============    ============    ============    ============

    Diluted                                         19,005,208      19,499,899      18,932,945      18,595,387
                                                  ============    ============    ============    ============

Cash dividends declared per share
  (4.5 cents declared and paid for each quarter
  ended March 31 and June 30,2005; 4 cents per
  quarter in 2004)                                $      0.045    $      0.040    $      0.090    $      0.080
                                                  ============    ============    ============    ============

                                             RADICA GAMES LIMITED
                                         CONSOLIDATED BALANCE SHEETS


(US dollars in thousands, except share data)                               June 30,  December 31,   June 30,
                                                                             2005       2004         2004
                                                                          ---------  ------------  ---------
                                                                         (unaudited)              (unaudited)

                             ASSETS

Current assets:
  Cash and cash equivalents                                               $  21,145    $  27,614   $   9,966
  Investment securities                                                       9,857       12,456      26,444
  Accounts receivable, net of allowances for doubtful accounts
    of $131 ($148 as at December 31, 2004 and $210 as at June 30, 2004)      16,709       18,359       9,059
  Inventories                                                                39,097       26,818      26,648
  Prepaid expenses and other current assets                                   5,055        3,374       5,225
  Income taxes receivable                                                        23          168         931
  Deferred income taxes                                                       2,027        1,850       1,706
                                                                          ---------    ---------   ---------

    Total current assets                                                     93,913       90,639      79,979

Property, plant and equipment, net                                           14,340       11,480      12,430

Goodwill                                                                       --          6,015       9,551

Other assets                                                                    843          854         864

Deferred income taxes, noncurrent                                             1,013          953         899
                                                                          ---------    ---------   ---------

    Total assets                                                          $ 110,109    $ 109,941   $ 103,723
                                                                          =========    =========   =========


               LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                                        $  16,179    $  11,840   $  11,865
  Accrued payroll and employee benefits                                       1,415        1,486        1277
  Accrued expenses                                                            5,712        5,251       3,942
  Income taxes payable                                                          136          287           4
                                                                          ---------    ---------   ---------

    Total current liabilities                                                23,442       18,864      17,088
                                                                          ---------    ---------   ---------

    Total liabilities                                                        23,442       18,864      17,088
                                                                          ---------    ---------   ---------

Shareholders' equity:
  Common stock
    par value $0.01 each, 100,000,000 shares authorized, 19,023,645 shares outstanding (18,738,112 as at December 31, 2004 and
    18,626,228 as at June 30, 2004)                                             190          187         186
  Additional paid-in capital                                                  5,861        4,610       4,309
  Retained earnings                                                          81,265       85,909      82,261
  Deferred compensation                                                        (356)        --          --
  Accumulated other comprehensive (loss) income                                (293)         371        (121)
                                                                          ---------    ---------   ---------

    Total shareholders' equity                                               86,667       91,077      86,635
                                                                          ---------    ---------   ---------

    Total liabilities and shareholders' equity                            $ 110,109    $ 109,941   $ 103,723
                                                                          =========    =========   =========

                              RADICA GAMES LIMITED
                        ANNOUNCES QUARTERLY CASH DIVIDEND


FOR IMMEDIATE RELEASE                  CONTACT:  PATRICK S. FEELY
JULY 7, 2005                                     CHIEF EXECUTIVE OFFICER
                                                 (LOS ANGELES, CALIFORNIA)
                                                 (626) 744 1150

                                                 DAVID C.W. HOWELL
                                                 PRESIDENT ASIA OPERATIONS
                                                 & CFO
                                                 (HONG KONG)
                                                 (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ: RADA) announced today that its Board of Directors has declared a quarterly dividend of $0.045 per share. The dividend will be payable on July 29, 2005, to shareholders of record as of July 20, 2005.


ABOUT RADICA GAMES LIMITED
Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ: RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic entertainment products including electronic games, youth electronics, video game accessories and high-tech toys. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

                                    -- END --